Company

Merrill Lynch International

TIDM

TTP

Headline

EMM Disclosure

Released

17:00 27 Jan 2003

Number

6820G


FORM 38.5 (SUMMARY)


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM
Merrill Lynch International

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Telephone number
020 7996 1038

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

24 January 2003

P & O Princess Cruises Plc - Ordinary

P & O Princess Cruises Plc - Contract for Difference

Oxford Glycosciences Plc - Common

Morrison (W.M) Supermarkets - Common

Cambridge Antibody Tech Group - Contract for Difference

Cambridge Antibody Tech Group - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring

Section of the Panel, Tel. No: 0171 638 0129


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
P & O Princess Cruises Plc

Class of security
Ordinary

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Carnival Corp

Number of securities purchased
414,538

Highest price paid*
GBP
4.22

Lowest price paid*
GBP
4.11

Number of securities sold
138,177

Highest price paid*
GBP
4.22

Lowest price paid*
GBP
4.11

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
P & O Princess Cruises Plc

Class of security
Contract for Difference

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Carnival Corp

Expiry Date
21 October 2003


Buy to Close

Number of securities purchased
Nil

Highest Price Paid*
n/a

Lowest Price Paid*
n/a

Number of securities sold
265,000

Highest price paid*
GBP
4.15

Lowest price paid*
GBP
4.15

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Morrison (W.M) Supermarkets

Class of security
Common

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Newco to be controlled by Philip Green's family

Number of securities purchased
736,671

Highest price paid*
GBP
1.80

Lowest price paid*
GBP
1.71

Number of securities sold
732,923

Highest price paid*
GBP
1.82

Lowest price paid*
GBP
1.71

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Oxford Glycosciences Plc

Class of security
Common

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Cambridge Antibody Tech Group

Number of securities purchased
57,040

Highest price paid*
GBP
1.86

Lowest price paid*
GBP
1.83

Number of securities sold
Nil

Highest price paid*
n/a

Lowest Price Paid*
n/a

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Cambridge Antibody Tech Group

Class of security
Contract for Difference

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Cambridge Antibody Tech Group

Expiry Date
21 October 2003


Sell to Close

Number of securities purchased
50,000

Highest price paid*
GBP
5.00

Lowest price paid*
GBP
5.00

Number of securities sold
Nil

Highest price paid*
n/a

Lowest Price Paid*
n/a

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Cambridge Antibody Tech Group

Class of security
Contract for Difference

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Cambridge Antibody Tech Group

Expiry Date
21 October 2003


Buy to Close

Number of securities purchased
Nil

Highest Price Paid*
n/a

Lowest Price Paid*
n/a

Number of securities sold
50,000

Highest price paid*
GBP
5.00

Lowest price paid*
GBP
5.00

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Cambridge Antibody Tech Group

Class of security
Common

Date of disclosure
27 January 2003

Date of dealing
24 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Cambridge Antibody Tech Group

Number of securities purchased
Nil

Highest price paid*
n/a

Lowest price paid*
n/a

Number of securities sold
1,000

Highest price paid*
GBP
5.08

Lowest price paid*
GBP
5.08

*Currency must be stated
END